UNITED REFINING ENERGY CORP.

New York, New York 10017

November 27, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attn:     H. Roger Schwall, Assistant Director

Re:	United Refining Energy Corp.
Registration Statement on Form S-4 (File No. 333-163390)

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Friday, November 27, 2009, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John A. Catsimatidis

John A. Catsimatidis

Chairman and Chief Executive Officer